Exhibit 99.2

Royal Dutch Shell plc

Three and twelve month periods ended December 31, 2019
Unaudited Condensed Interim Financial Report

ROYAL DUTCH SHELL PLC 4TH QUARTER 2019 AND FULL YEAR UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million		Full year
Q4 2019¹	Q3 2019¹	Q4 2018	%²		Reference	2019¹	2018	%
965	5,879	5,590	-83	Income/(loss) attributable to shareholders		15,843	23,352	-32
871	6,081	7,334	-88	CCS earnings attributable to shareholders	Note 2	15,270	23,833	-36
(2,060)	1,313	1,646		Of which: Identified items	A	(1,192)	2,429
2,931	4,767	5,688	-48	CCS earnings attributable to shareholders excluding identified items		16,462	21,404	-23
125	149	120		Add: CCS earnings attributable to non-controlling interest		535	531
3,056	4,917	5,808	-47	CCS earnings excluding identified items		16,997	21,935	-23
				Of which:
1,986	2,674	2,363		Integrated Gas		8,955	9,399
778	907	1,881		Upstream		4,744	6,775
1,368	2,153	2,131		Downstream		6,680	7,567
(1,075)	(817)	(567)		Corporate		(3,383)	(1,806)
10,267	12,252	22,021	-53	Cash flow from operating activities		42,179	53,085	-21
(4,862)	(2,130)	(5,312)		Cash flow from investing activities		(15,779)	(13,659)
5,405	10,122	16,709		Free cash flow	H	26,400	39,426
0.12	0.73	0.68	-82	Basic earnings per share ($)		1.97	2.82	-30
0.11	0.76	0.89	-88	Basic CCS earnings per share ($)	B	1.89	2.88	-34
0.37	0.59	0.69	-46	Basic CCS earnings per share excl. identified items ($)		2.04	2.58	-21
0.47	0.47	0.47	—	Dividend per share ($)		1.88	1.88	—
1.	IFRS 16 Leases (IFRS 16) was adopted with effect from January 1, 2019. See Note 8 “Adoption of IFRS 16 Leases”.
2.	Q4 on Q4 change.

CCS earnings attributable to shareholders excluding identified items at $2.9 billion reflected lower realised oil, gas and LNG prices, weaker realised refining and chemicals margins as well as negative movements in deferred tax positions, compared with the fourth quarter 2018. This was partly offset by stronger contributions from LNG trading and optimisation.

Cash flow from operating activities excluding working capital movements at $12.3 billion reflected lower inflows related to commodity derivatives and lower cash earnings, partly offset by lower tax payments, compared with the fourth quarter 2018.

Total dividends distributed to shareholders in the quarter were $3.7 billion. Today, Shell launches the next tranche of the share buyback programme, with a maximum aggregate consideration of $1 billion in the period up to and including April 27, 2020. Since the launch of the programme, Shell has bought back almost $15 billion in shares for cancellation.

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Royal Dutch Shell Chief Executive Officer Ben van Beurden commented: "The strength of Shell’s strategy and portfolio has enabled delivery of competitive cash flow performance in 2019 despite challenging macroeconomic conditions in refining and chemicals, as well as lower oil and gas prices. We generated $47 billion in cash flow from operating activities excluding working capital movements and distributed over $25 billion in dividends and share buybacks to our shareholders.

We remain committed to prudent capital discipline supported by world-class project delivery and are looking to further strengthen our balance sheet while we continue with share buybacks. Our intention to complete the $25 billion share buyback programme is unchanged, but the pace remains subject to macro conditions and further debt reduction."

ADDITIONAL PERFORMANCE MEASURES

Quarters				$ million		Full year
Q4 2019	Q3 2019	Q4 2018	%¹		Reference	2019	2018	%
6,883	6,098	7,430		Cash capital expenditure²	C	23,919	24,078
8,003	7,759	7,879		Capital investment³	C	28,788	24,878
3,763	3,563	3,788	-1	Total production available for sale (thousand boe/d)		3,665	3,666	—
56.60	55.99	59.89	-5	Global liquids realised price ($/b)		57.76	63.85	-10
4.42	4.19	5.75	-23	Global natural gas realised price ($/thousand scf)		4.57	5.13	-11
10,384	8,650	10,279	+1	Operating expenses	G	37,893	39,316	-4
9,993	8,657	10,147	-2	Underlying operating expenses	G	36,993	39,025	-5
6.7%	8.6%	9.4%		ROACE (Net income basis)	E	6.7%	9.4%
6.9%	8.1%	8.7%		ROACE (CCS basis excluding identified items)⁴	E	6.9%	8.7%
29.3%	27.9%	20.3%		Gearing	F	29.3%	20.3%
1.	Q4 on Q4 change.
2.	With effect from 2019, Cash capital expenditure has been introduced as a capital spent performance measure (see Reference C).
3.	With effect from 2019, the definition has been amended (see Reference C). Comparative information has been revised.
4.	With effect from 2019, the definition has been amended (see Reference E). Comparative information has been revised.

Supplementary financial and operational disclosure for this quarter is available at www.shell.com/investor.

The IFRS 16 impact on net debt in 2019 was an increase of $15,657 million. Fourth quarter 2019 reported Gearing was 29.3% on an IFRS 16 basis, comparable with 25.0% on an IAS 17 basis.

The impact of IFRS 16 is presented in Note 8 “Adoption of IFRS 16 Leases” and is not addressed in the performance analysis sections of this results announcement.

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FOURTH QUARTER 2019 PORTFOLIO DEVELOPMENTS

Upstream

During the quarter, Shell and its Consortium partners announced the start of oil and gas production at P-68 FPSO, located at BM-S-11-A concession (Shell pre-unitisation interest 25%) in Berbigão, Sururu, and West Atapu, which can process up to 150 thousand barrels of oil and 6 million cubic metres of natural gas daily.

PERFORMANCE BY SEGMENT

INTEGRATED GAS

Quarters				$ million	Full year
Q4 2019¹	Q3 2019¹	Q4 2018	%²		2019¹	2018	%
1,897	2,597	3,579	-47	Segment earnings	8,628	11,444	-25
(89)	(77)	1,216		Of which: Identified items (Reference A)	(326)	2,045
1,986	2,674	2,363	-16	Earnings excluding identified items	8,955	9,399	-5
3,457	4,224	5,786	-40	Cash flow from operating activities	15,311	14,617	+5
4,017	4,271	6,597	-39	Cash flow from operating activities excluding working capital movements (Reference I)	14,828	16,281	-9
1,323	894	1,262		Cash capital expenditure (Reference C)³	4,299	3,819
1,602	2,303	1,350		Capital investment (Reference C)⁴	6,706	4,259
161	166	213	-25	Liquids production available for sale (thousand b/d)	156	214	-27
4,578	4,586	4,442	+3	Natural gas production available for sale (million scf/d)	4,442	4,311	+3
950	957	979	-3	Total production available for sale (thousand boe/d)	922	957	-4
9.21	8.95	8.78	+5	LNG liquefaction volumes (million tonnes)	35.55	34.32	+4
20.09	18.90	17.39	+16	LNG sales volumes (million tonnes)	74.45	71.21	+5
1.	IFRS 16 was adopted with effect from January 1, 2019. See Note 8 “Adoption of IFRS 16 Leases”.
2.	Q4 on Q4 change.
3.	With effect from 2019, Cash capital expenditure has been introduced as a capital spent performance measure (see Reference C).
4.	With effect from 2019, the definition has been amended (see Reference C). Comparative information has been revised.

Fourth quarter identified items primarily reflected a charge of $508 million related to impairments and negative movements in deferred tax positions of $292 million, both mainly in Australia, partly offset by gains of $718 million related to the fair value accounting of commodity derivatives.

Compared with the fourth quarter 2018, Integrated Gas earnings excluding identified items primarily reflected lower realised LNG, oil and gas prices as well as higher operating expenses and depreciation, partly offset by stronger contributions from LNG, gas and power trading and optimisation.

Compared with the fourth quarter 2018, total production decreased mainly due to the transfer of the Salym asset into the Upstream segment and divestments, largely offset by field ramp-ups in Australia and Trinidad and Tobago. LNG liquefaction volumes increased mainly as a result of additional capacity from the Prelude floating LNG facility and the Elba LNG facility compared with the fourth quarter 2018.

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Compared with the fourth quarter 2018, cash flow from operating activities excluding working capital movements mainly reflected lower cash inflows related to commodity derivatives as well as lower cash earnings.

Full year identified items included impairments and write-offs of $1,021 million, mainly in Australia and Trinidad and Tobago, as well as negative movements in deferred tax positions of $282 million in Australia. These were partly offset by gains of $787 million related to the fair value accounting of commodity derivatives and a gain of $203 million on a sale of assets in Australia.

Compared with the full year 2018, Integrated Gas earnings excluding identified items were impacted by lower realised oil, LNG and gas prices, higher operating expenses, and lower liquids production volumes, partly offset by significantly stronger contributions from LNG trading and optimisation.

Compared with the full year 2018, total production was impacted by divestments and the transfer of the Salym asset into the Upstream segment, partly offset by production from field ramp-ups in Australia and Trinidad and Tobago. LNG liquefaction volumes were higher in comparison with the full year 2018 because of the additional volumes due to increased feedgas availability and new LNG capacity from the Prelude floating LNG facility and Elba LNG, partly offset by divestments.

Compared with the full year 2018, cash flow from operating activities excluding working capital movements decreased mainly due to lower cash inflows related to commodity derivatives as well as lower cash earnings.

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UPSTREAM

Quarters				$ million	Full year
Q4 2019¹	Q3 2019¹	Q4 2018	%²		2019¹	2018	%
(787)	1,722	1,601	-149	Segment earnings	4,195	6,798	-38
(1,564)	815	(280)		Of which: Identified items (Reference A)	(549)	23
778	907	1,881	-59	Earnings excluding identified items	4,744	6,775	-30
4,185	4,448	6,869	-39	Cash flow from operating activities	19,528	22,661	-14
4,998	4,722	5,149	-3	Cash flow from operating activities excluding working capital movements (Reference I)	20,488	21,917	-7
2,795	2,639	3,636		Cash capital expenditure (Reference C)³	10,277	12,582
3,186	2,452	3,986		Capital investment (Reference C)⁴	11,075	12,785
1,773	1,705	1,672	+6	Liquids production available for sale (thousand b/d)	1,720	1,589	+8
6,027	5,224	6,593	-9	Natural gas production available for sale (million scf/d)	5,935	6,494	-9
2,813	2,606	2,809	—	Total production available for sale (thousand boe/d)	2,743	2,709	+1
1.	IFRS 16 was adopted with effect from January 1, 2019. See Note 8 “Adoption of IFRS 16 Leases”.
2.	Q4 on Q4 change.
3.	With effect from 2019, Cash capital expenditure has been introduced as a capital spent performance measure (see Reference C).
4.	With effect from 2019, the definition has been amended (see Reference C). Comparative information has been revised.

Fourth quarter identified items primarily reflected a charge of $1,647 million related to impairments, mainly in unconventional gas assets in the US.

Compared with the fourth quarter 2018, Upstream earnings excluding identified items included negative movements in deferred tax positions, higher provisions related to restoration and decommissioning obligations, lower realised oil and gas prices, as well as higher well write-offs, mainly in Albania. These were partly offset by higher sales volumes associated with the timing of liftings.

Compared with the fourth quarter 2018, total production remained largely unchanged, mainly as field ramp-ups in the Permian, Gulf of Mexico and Santos basin were offset by the impact of divestments and field decline. Excluding portfolio impacts, production was 3% higher than in the same quarter a year ago.

Compared with the fourth quarter 2018, cash flow from operating activities excluding working capital movements mainly reflected lower cash earnings, largely offset by lower tax payments.

Full year identified items reflected a charge of $1,930 million related to impairments, primarily in unconventional gas assets in the US and a drilling rig joint venture, partly offset by a gain of $1,609 million on sale of assets, mainly in Denmark and the US Gulf of Mexico.

Compared with the full year 2018, Upstream earnings excluding identified items reflected lower realised oil and gas prices, higher depreciation as well as higher well write-offs, partly offset by higher sales volumes associated with the timing of liftings.

Compared with the full year 2018, total production increased by 1%, mainly due to field ramp-ups in North America and Brazil as well as the transfer of the Salym asset from the Integrated Gas segment, partly offset by field decline and divestments.

Compared with the full year 2018, cash flow from operating activities excluding working capital movements reflected mainly lower cash earnings, partly offset by lower tax payments.

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DOWNSTREAM

Quarters				$ million	Full year
Q4 2019¹	Q3 2019¹	Q4 2018	%²		2019¹	2018	%
1,037	2,574	2,918	-64	Segment earnings³	6,277	7,601	-17
(331)	421	787		Of which: Identified items (Reference A)	(404)	34
1,368	2,153	2,131	-36	Earnings excluding identified items³	6,680	7,567	-12
				Of which:
1,433	1,929	1,835	-22	Oil Products	5,939	5,491	+8
462	448	834	-45	Refining & Trading	1,234	1,513	-18
971	1,481	1,001	-3	Marketing	4,705	3,978	+18
(65)	224	296	-122	Chemicals	741	2,076	-64
2,304	3,205	8,794	-74	Cash flow from operating activities	7,296	13,928	-48
3,294	3,169	1,224	+169	Cash flow from operating activities excluding working capital movements (Reference I)	11,916	10,764	+11
2,624	2,454	2,418		Cash capital expenditure (Reference C)⁴	8,926	7,408
3,071	2,870	2,429		Capital investment (Reference C)⁵	10,542	7,565
2,438	2,522	2,723	-10	Refinery processing intake (thousand b/d)	2,564	2,648	-3
6,435	6,731	6,906	-7	Oil Products sales volumes (thousand b/d)	6,561	6,783	-3
3,454	3,845	4,110	-16	Chemicals sales volumes (thousand tonnes)	15,223	17,644	-14

1.	IFRS 16 was adopted with effect from January 1, 2019. See Note 8 “Adoption of IFRS 16 Leases”.
2.	Q4 on Q4 change.
3.	Earnings are presented on a CCS basis (See Note 2).
4.	With effect from 2019, Cash capital expenditure has been introduced as a capital spent performance measure (see Reference C).
5.	With effect from 2019, the definition has been amended (see Reference C). Comparative information has been revised.

Fourth quarter identified items primarily reflected a loss of $217 million related to the fair value accounting of commodity derivatives as well as a charge of $85 million related mainly to impairments in Singapore and the US.

Compared with the fourth quarter 2018, Downstream earnings excluding identified items reflected weaker realised refining, chemicals and marketing margins, partly offset by lower operating expenses and tax charges.

Compared with the fourth quarter 2018, cash flow from operating activities excluding working capital movements benefited mainly from higher cash earnings and lower tax payments.

Oil Products

▪	Refining & Trading earnings excluding identified items reflected lower realised refining margins and lower contributions from crude trading and optimisation. This is partly offset by stronger contribution from oil products trading and optimisation, mainly fuel oil, as well as lower operating expenses and depreciation, compared with the fourth quarter 2018.

Refinery availability was 93% compared with 94% in the fourth quarter 2018, mainly due to higher planned downtime.

▪	Marketing earnings excluding identified items reflected lower realised retail margins, partly offset by lower operating expenses, compared with the fourth quarter 2018.

Compared with the fourth quarter 2018, Oil Products sales volumes were 7% lower, mainly due to lower refining and trading volumes.

Chemicals

▪	Chemicals earnings excluding identified items reflected lower realised chemicals margins as well as lower volumes.

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Chemicals manufacturing plant availability decreased to 85% from 93% in the fourth quarter 2018, mainly reflecting higher maintenance activities.

Full year identified items primarily reflected a charge of $341 million related to impairments as well as a charge of $237 million related to legal provisions in Chemicals, partly offset by a gain of $319 million on the sale of assets.

Compared with the full year 2018, Downstream earnings excluding identified items reflected lower realised base chemicals, intermediates and refining margins, partly offset by stronger contributions from oil products trading and optimisation, mainly fuel oil, as well as lower operating expenses.

Compared with the full year 2018, cash flow from operating activities excluding working capital movements mainly reflected lower cash earnings, partly offset by lower tax charges.

Oil Products

▪	Refining & Trading earnings excluding identified items reflected lower realised refining margins, partly offset by stronger contributions from oil products trading and optimisation, mainly fuel oil, as well as lower operating expenses, compared with the full year 2018.

Refinery availability was 91%, at a similar level as in the full year 2018.

▪	Marketing earnings excluding identified items reflected lower operating expenses as well as higher realised retail and lubricants margins, compared with the full year 2018.

Compared with the full year 2018, Oil Products sales volumes decreased by 3%, mainly reflecting lower refining and trading volumes.

Chemicals

▪	Chemicals earnings excluding identified items reflected lower realised base chemicals and intermediate margins, partly offset by lower operating expenses, compared with the full year 2018.

Chemicals manufacturing plant availability decreased to 89% from 93% in the full year 2018, mainly reflecting higher maintenance activities.

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CORPORATE

Quarters			$ million	Full year
Q4 2019¹	Q3 2019¹	Q4 2018		2019¹	2018
(1,151)	(663)	(644)	Segment earnings	(3,273)	(1,479)
(76)	154	(77)	Of which: Identified items (Reference A)	109	327
(1,075)	(817)	(567)	Earnings excluding identified items	(3,383)	(1,806)
321	375	572	Cash flow from operating activities	44	1,879
(9)	(80)	(50)	Cash flow from operating activities excluding working capital movements (Reference I)	(274)	681
1.	IFRS 16 was adopted with effect from January 1, 2019. See Note 2 “Segment information”.

Fourth quarter identified items primarily reflected a tax charge of $74 million related to the impact of the strengthening Brazilian real on financing positions.

Compared with the fourth quarter 2018, Corporate earnings excluding identified items reflected lower tax credits as well as adverse currency exchange rate effects. Earnings also included a negative impact of $161 million related to the implementation of IFRS 16.

Full year identified items mainly reflected a gain of $55 million related to the impact of the weakening Brazilian real on financing positions and a gain of $51 million on the sale of assets.

Compared with the full year 2018, Corporate earnings excluding identified items reflected lower tax credits and higher net interest expense. Earnings also included a negative impact of $707 million related to the implementation of IFRS 16.

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PRELIMINARY RESERVES UPDATE

When final volumes are reported in the 2019 Annual Report and Form 20-F, Shell expects that SEC proved oil and gas reserves additions before taking into account production will be approximately 0.9 billion boe, and that 2019 production will be approximately 1.4 billion boe. As a result, total proved reserves on an SEC basis are expected to be approximately 11.1 billion boe. Acquisitions and divestments of 2019 reserves are expected to account for a net reduction of approximately 0.2 billion boe.

The proved Reserves Replacement Ratio on an SEC basis is expected to be 65% for the year and 48% for the 3-year average. Excluding the impact of acquisitions and divestments, the proved Reserves Replacement Ratio is expected to be 76% for the year and 90% for the 3-year average.

Further information will be provided in the 2019 Annual Report and 2019 Form 20-F, which are expected to be filed in March 2020.

OUTLOOK FOR THE FIRST QUARTER 2020

Integrated Gas production is expected to be 950 - 980 thousand boe/d. LNG liquefaction volumes are expected to be 9.0 - 9.5 million tonnes.

Upstream production is expected to be 2,625 - 2,775 thousand boe/d.

Refinery availability is expected to be 90% - 94%.

Oil Products sales volumes are expected to be 6,400 - 7,000 thousand b/d.

Chemicals manufacturing plant availability is expected to be 91% - 95%.

Corporate segment earnings excluding identified items are expected to be a net charge of $800 - 875 million in the first quarter 2020 and a net charge of $3,200 – 3,500 million for the full year 2020. This excludes the impact of currency exchange rate effects.

As of the first quarter 2020, the Egypt offshore assets will be transferred from the Upstream segment to the Integrated Gas segment, and Oil Sands will be transferred from the Upstream segment to the Refining and Trading sub-segment. The outlook numbers incorporate these changes.

Cash capital expenditure for 2020 is expected to be at the lower end of the $24 - 29 billion range.

Divestments are expected to amount to more than $10 billion over the 2019 - 2020 period.

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FORTHCOMING EVENTS

The LNG Outlook will be held on February 20, 2020 in London.

The Annual General Meeting is scheduled to be held on May 19, 2020.

First quarter 2020 results and dividends are scheduled to be announced on April 30, 2020. Second quarter 2020 results and dividends are scheduled to be announced on July 30, 2020. Third quarter 2020 results and dividends are scheduled to be announced on October 29, 2020.

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UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million	Full year
Q4 2019[1]	Q3 2019¹	Q4 2018		2019	2018
84,006	86,592	102,228	Revenue²	344,877	388,379
719	769	1,351	Share of profit of joint ventures and associates	3,604	4,106
340	2,180	1,047	Interest and other income	3,625	4,071
85,066	89,541	104,626	Total revenue and other income	352,107	396,556
60,570	63,900	78,680	Purchases	252,983	294,399
7,247	6,002	6,803	Production and manufacturing expenses	26,438	26,970
2,831	2,429	3,162	Selling, distribution and administrative expenses	10,493	11,360
306	219	314	Research and development	962	986
965	644	545	Exploration	2,354	1,340
9,238	6,815	6,244	Depreciation, depletion and amortisation	28,701	22,135
1,118	1,161	971	Interest expense	4,690	3,745
82,275	81,169	96,719	Total expenditure	326,621	360,935
2,791	8,372	7,907	Income/(loss) before taxation	25,486	35,621
1,702	2,348	2,261	Taxation charge/(credit)	9,053	11,715
1,089	6,024	5,646	Income/(loss) for the period²	16,433	23,906
124	145	56	Income/(loss) attributable to non-controlling interest	590	554
965	5,879	5,590	Income/(loss) attributable to Royal Dutch Shell plc shareholders	15,843	23,352
0.12	0.73	0.68	Basic earnings per share ($)³	1.97	2.82
0.12	0.73	0.67	Diluted earnings per share ($)³	1.95	2.80
1.	See Note 8 “Adoption of IFRS 16 Leases”.
2.	See Note 2 “Segment information”.
3.	See Note 3 “Earnings per share”.

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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Full year
Q4 2019	Q3 2019	Q4 2018		2019	2018
1,089	6,024	5,646	Income/(loss) for the period	16,433	23,906
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
1,467	(1,514)	(354)	- Currency translation differences	344	(3,172)
(2)	2	—	- Debt instruments remeasurements	29	(15)
(135)	213	1,499	- Cash flow and net investment hedging gains / (losses)	(267)	730
(45)	5	(61)	- Deferred cost of hedging	66	(209)
24	(45)	17	- Share of other comprehensive income/(loss) of joint ventures and associates	(76)	(10)
1,310	(1,339)	1,101	Total	95	(2,676)
			Items that are not reclassified to income in later periods:
2,553	(2,010)	426	- Retirement benefits remeasurements	(2,102)	3,588
(5)	(53)	50	- Equity instruments remeasurements	(28)	(153)
6	1	194	- Share of other comprehensive income/(loss) of joint ventures and associates	1	193
2,554	(2,062)	670	Total	(2,129)	3,628
3,863	(3,401)	1,771	Other comprehensive income/(loss) for the period	(2,033)	952
4,952	2,624	7,417	Comprehensive income/(loss) for the period	14,399	24,858
143	124	34	Comprehensive income/(loss) attributable to non-controlling interest	625	383
4,809	2,499	7,383	Comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	13,774	24,475

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CONDENSED CONSOLIDATED BALANCE SHEET

$ million
	December 31, 2019¹	December 31, 2018
Assets
Non-current assets
Intangible assets	23,486	23,586
Property, plant and equipment	238,349	223,175
Joint ventures and associates	22,808	25,329
Investments in securities	2,989	3,074
Deferred tax	10,524	12,097
Retirement benefits	4,717	6,051
Trade and other receivables	8,085	7,826
Derivative financial instruments²	689	574
	311,648	301,712
Current assets
Inventories	24,071	21,117
Trade and other receivables	43,414	42,431
Derivative financial instruments²	7,149	7,193
Cash and cash equivalents	18,054	26,741
	92,689	97,482
Total assets	404,336	399,194
Liabilities
Non-current liabilities
Debt	81,360	66,690
Trade and other payables	2,342	2,735
Derivative financial instruments²	1,209	1,399
Deferred tax	14,522	14,837
Retirement benefits	13,017	11,653
Decommissioning and other provisions	21,799	21,533
	134,249	118,847
Current liabilities
Debt	15,064	10,134
Trade and other payables	49,208	48,888
Derivative financial instruments²	5,429	7,184
Taxes payable	6,693	7,497
Retirement benefits	419	451
Decommissioning and other provisions	2,811	3,659
	79,625	77,813
Total liabilities	213,873	196,660
Equity attributable to Royal Dutch Shell plc shareholders	186,476	198,646
Non-controlling interest	3,987	3,888
Total equity	190,463	202,534
Total liabilities and equity	404,336	399,194
1.	See Note 8 “Adoption of IFRS Leases”.
2.	See Note 6 “Derivative financial instruments and debt excluding lease liabilities”.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital¹	Shares held in trust	Other reserves²	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2019 (as previously published)	685	(1,260)	16,615	182,606	198,646	3,888	202,534
Impact of IFRS 16³	—	—	—	4	4	—	4
At January 1, 2019 (as revised)	685	(1,260)	16,615	182,610	198,650	3,888	202,538
Comprehensive income/(loss) for the period	—	—	(2,069)	15,843	13,774	625	14,399
Transfer from other comprehensive income	—	—	(74)	74	—	—	—
Dividends	—	—	—	(15,199)	(15,199)	(537)	(15,735)
Repurchases of shares	(28)	—	28	(10,286)	(10,286)	—	(10,286)
Share-based compensation	—	197	(49)	(613)	(465)	—	(465)
Other changes in non-controlling interest	—	—	—	2	2	11	12
At December 31, 2019	657	(1,063)	14,451	172,431	186,476	3,987	190,463
At January 1, 2018	696	(917)	16,794	177,733	194,306	3,456	197,762
Comprehensive income/(loss) for the period	—	—	1,123	23,352	24,475	383	24,858
Transfer from other comprehensive income	—	—	(971)	971	—	—	—
Dividends	—	—	—	(15,675)	(15,675)	(586)	(16,261)
Repurchases of shares	(11)	—	11	(4,519)	(4,519)	—	(4,519)
Share-based compensation	—	(343)	(342)	693	8	—	8
Other changes in non-controlling interest	—	—	—	51	51	635	686
At December 31, 2018	685	(1,260)	16,615	182,606	198,646	3,888	202,534
1.	See Note 4 “Share capital”.
2.	See Note 5 “Other reserves”.
3.	See Note 8 “Adoption of IFRS 16 Leases”.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	17

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Full year
Q4 2019¹	Q3 2019¹	Q4 2018		2019¹	2018
2,791	8,372	7,907	Income before taxation for the period²	25,486	35,621
			Adjustment for:
859	921	717	- Interest expense (net)	3,705	2,878
9,238	6,815	6,244	- Depreciation, depletion and amortisation	28,701	22,135
496	402	145	- Exploration well write-offs	1,218	449
(36)	(2,039)	(927)	- Net (gains)/losses on sale and revaluation of non-current assets and businesses	(2,519)	(3,265)
(719)	(769)	(1,351)	- Share of (profit)/loss of joint ventures and associates	(3,604)	(4,106)
1,318	859	1,535	- Dividends received from joint ventures and associates	4,139	4,903
(546)	813	7,694	- (Increase)/decrease in inventories	(2,635)	2,823
(2,448)	2,644	8,421	- (Increase)/decrease in current receivables	(921)	1,955
961	(3,289)	(7,014)	- Increase/(decrease) in current payables	(1,223)	(1,336)
254	(149)	1,626	- Derivative financial instruments	(1,484)	799
217	(634)	158	- Retirement benefits²	(365)	390
(141)	(250)	(781)	- Decommissioning and other provisions²	(686)	(1,754)
(82)	67	545	- Other²	(28)	1,264
(1,894)	(1,511)	(2,898)	Tax paid	(7,605)	(9,671)
10,267	12,252	22,021	Cash flow from operating activities	42,179	53,085
(6,707)	(5,992)	(7,147)	Capital expenditure	(22,971)	(23,011)
(112)	(30)	(208)	Investments in joint ventures and associates	(743)	(880)
(65)	(76)	(75)	Investments in equity securities²	(205)	(187)
1,049	2,932	1,966	Proceeds from sale of property, plant and equipment and businesses	4,803	4,366
1,032	922	475	Proceeds from sale of joint ventures and associates	2,599	1,594
55	126	97	Proceeds from sale of equity securities²	469	4,505
224	229	221	Interest received	911	823
918	732	74	Other investing cash inflows²	2,921	1,373
(1,255)	(973)	(715)	Other investing cash outflows²	(3,563)	(2,242)
(4,862)	(2,130)	(5,312)	Cash flow from investing activities	(15,779)	(13,659)
(406)	44	20	Net increase/(decrease) in debt with maturity period within three months³	(308)	(396)
			Other debt:
8,758	2,107	3,189	- New borrowings³	11,185	3,977
(2,731)	(7,180)	(4,680)	- Repayments	(14,292)	(11,912)
(1,232)	(1,088)	(926)	Interest paid	(4,649)	(3,574)
(124)	76	—	Derivative financial instruments²	(48)	—
2	—	5	Change in non-controlling interest	—	678
			Cash dividends paid to:
(3,725)	(3,773)	(3,869)	- Royal Dutch Shell plc shareholders	(15,198)	(15,675)
(133)	(133)	(98)	- Non-controlling interest	(537)	(584)
(2,848)	(2,944)	(2,533)	Repurchases of shares	(10,188)	(3,947)
(618)	(94)	(27)	Shares held in trust: net sales/(purchases) and dividends received	(1,174)	(1,115)
(3,057)	(12,985)	(8,919)	Cash flow from financing activities	(35,211)	(32,548)
289	(190)	(161)	Currency translation differences relating to cash and cash equivalents	124	(449)
2,637	(3,054)	7,629	Increase/(decrease) in cash and cash equivalents	(8,687)	6,429
15,417	18,470	19,112	Cash and cash equivalents at beginning of period	26,741	20,312
18,054	15,417	26,741	Cash and cash equivalents at end of period	18,054	26,741
1.	See Note 8 “Adoption of IFRS 16 Leases”.
2.	See Note 7 “Change in presentation of Consolidated Statement of Cash Flows”.
3.	Q3 2019 has been revised to amend for commercial paper with maturity dates greater than 3 months, which was previously reported in "Net (decrease)/increase in debt with maturity period within three months". The amount previously reported as “Net increase / (decrease) in debt with maturity period within three months” was $2,009 million. The amount previously reported as "New borrowings" was $142 million.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	18

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.       Basis of preparation

These unaudited Condensed Consolidated Financial Statements of Royal Dutch Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared on the basis of the same accounting principles as those used in the Annual Report and Form 20-F for the year ended December 31, 2018 (pages 167 to 214) as filed with the US Securities and Exchange Commission, except for the adoption of IFRS 16 Leases on January 1, 2019, and should be read in conjunction with that filing.

Under IFRS 16, all lease contracts, with limited exceptions, are recognised in financial statements by way of right-of-use assets and corresponding lease liabilities. Shell applied the modified retrospective transition method without restating comparative information. Further information in respect of the implementation of IFRS 16 is included in Note 8.

In March 2019, the IFRS Interpretations Committee (IFRIC) made its agenda decision regarding “Physical settlement of contracts to buy or sell a non-financial item (IFRS 9)”. The impact of this decision is under review.

The financial information presented in the unaudited Condensed Consolidated Financial Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2018 were published in Shell’s Annual Report and Form 20-F and a copy was delivered to the Registrar of Companies for England and Wales. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.

2.       Segment information

Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.

With the adoption of IFRS 16, the interest expense on leases formerly classified as operating leases is reported under the Corporate segment, while depreciation related to the respective right-of-use assets is reported in the segments making use of the assets. This treatment is consistent with the existing treatment for leases formerly classified as finance leases.

INFORMATION BY SEGMENT

Quarters			$ million	Full year
Q4 2019	Q3 2019	Q4 2018		2019	2018
			Third-party revenue
11,006	9,735	11,902	Integrated Gas	41,323	43,764
2,728	2,347	3,205	Upstream	9,965	9,892
70,263	74,499	87,117	Downstream	293,545	334,680
9	12	4	Corporate	45	43
84,006	86,592	102,228	Total third-party revenue¹	344,877	388,379
			Inter-segment revenue²
1,117	1,025	1,326	Integrated Gas	4,279	5,031
9,609	8,144	8,917	Upstream	36,448	37,841
293	267	155	Downstream	1,132	917
—	—	—	Corporate	—	—
			CCS earnings
1,897	2,597	3,579	Integrated Gas	8,628	11,444
(787)	1,722	1,601	Upstream	4,195	6,798
1,037	2,574	2,918	Downstream	6,277	7,601
(1,151)	(663)	(644)	Corporate	(3,273)	(1,479)
996	6,230	7,454	Total	15,827	24,364
1.	Includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. Fourth quarter 2019 included income of $594 million (Q3 2019: $1,460 million income; full year 2019: $3,760 million income).

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2.	Inter-segment revenue has been revised to amend for transactions within certain segments that were previously reported as inter-segment revenue and vice versa. Comparative information has been revised. The amounts previously reported as inter-segment revenue for Integrated Gas were Q4 2018: $1,252 million and full year 2018 $4,853 million. The amounts previously reported as inter-segment revenue for Downstream were Q4 2018: $1,078 million and full year 2018: $5,358 million.

RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

Quarters			$ million	Full year
Q4 2019	Q3 2019	Q4 2018		2019	2018
965	5,879	5,590	Income/(loss) attributable to Royal Dutch Shell plc shareholders	15,843	23,352
124	145	56	Income/(loss) attributable to non-controlling interest	590	554
1,089	6,024	5,646	Income/(loss) for the period	16,433	23,906
			Current cost of supplies adjustment:
(69)	240	2,319	Purchases	(784)	559
13	(56)	(551)	Taxation	194	(116)
(37)	22	40	Share of profit/(loss) of joint ventures and associates	(16)	15
(93)	206	1,808	Current cost of supplies adjustment¹	(606)	458
996	6,230	7,454	CCS earnings	15,827	24,364
			of which:
871	6,081	7,334	CCS earnings attributable to Royal Dutch Shell plc shareholders	15,270	23,833
125	149	120	CCS earnings attributable to non-controlling interest	557	531
1.	The adjustment attributable to Royal Dutch Shell plc shareholders is a negative $94 million in the fourth quarter 2019 (Q3 2019: positive $202 million; Q4 2018: positive $1,744 million; full year 2019: negative $573 million; full year 2018: positive $481 million).

3.       Earnings per share

EARNINGS PER SHARE

Quarters				Full year
Q4 2019	Q3 2019	Q4 2018		2019	2018
965	5,879	5,590	Income/(loss) attributable to Royal Dutch Shell plc shareholders ($ million)	15,843	23,352
			Weighted average number of shares used as the basis for determining:
7,907.2	8,017.5	8,227.8	Basic earnings per share (million)	8,058.3	8,282.8
7,962.5	8,067.6	8,289.4	Diluted earnings per share (million)	8,112.5	8,348.7

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	20

4.       Share capital

ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH1

	Number of shares		Nominal value ($ million)
	A	B	A	B	Total
At January 1, 2019	4,471,889,296	3,745,486,731	376	309	685
Repurchases of shares	(320,101,779)	(16,079,624)	(27)	(1)	(28)
At December 31, 2019	4,151,787,517	3,729,407,107	350	308	658
At January 1, 2018	4,597,136,050	3,745,486,731	387	309	696
Repurchases of shares	(125,246,754)	—	(11)	—	(11)
At December 31, 2018	4,471,889,296	3,745,486,731	376	309	685
1.	Share capital at December 31, 2019 also included 50,000 issued and fully paid sterling deferred shares of £1 each.

At Royal Dutch Shell plc’s Annual General Meeting on May 21, 2019, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €190 million (representing 2,720 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 21, 2020, and the end of the Annual General Meeting to be held in 2020, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.

5.       Other reserves

OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2019	37,298	154	95	1,098	(22,030)	16,615
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(2,069)	(2,069)
Transfer from other comprehensive income	—	—	—	—	(74)	(74)
Repurchases of shares	—	—	28	—	—	28
Share-based compensation	—	—	—	(49)	—	(49)
At December 31, 2019	37,298	154	123	1,049	(24,173)	14,451
At January 1, 2018	37,298	154	84	1,440	(22,182)	16,794
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	1,123	1,123
Transfer from other comprehensive income	—	—	—	—	(971)	(971)
Repurchases of shares	—	—	11	—	—	11
Share-based compensation	—	—	—	(342)	—	(342)
At December 31, 2018	37,298	154	95	1,098	(22,030)	16,615

The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.

6.       Derivative financial instruments and debt excluding lease liabilities

As disclosed in the Consolidated Financial Statements for the year ended December 31, 2018, presented in the Annual Report and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at December 31, 2019 are consistent with those used in the year ended December 31, 2018, though the carrying amounts of derivative financial instruments measured using predominantly unobservable inputs have changed since that date.

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The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.

DEBT EXCLUDING LEASE LIABILITIES

$ million	Dec 31, 2019	Dec 31, 2018
Carrying amount	65,887	62,798
Fair value¹	71,163	64,708
1.	Mainly determined from the prices quoted for these securities.

7.       Change in presentation of Consolidated Statement of Cash Flows

With effect from January 1, 2019, the starting point for the Consolidated Statement of Cash Flows is ‘Income before taxation’ (previously: Income). Furthermore, to improve transparency, “Retirement benefits” and “Decommissioning and other provisions” have been separately disclosed. The “Other” component of cash flow from investing activities has been expanded to distinguish between cash inflows and outflows. Prior period comparatives for these line items have been revised to conform with current year presentation. In addition, a new line item, “Derivative financial instruments”, has been introduced to cash flow from financing activities. Overall, the revisions do not have an impact on cash flow from operating activities, cash flow from investing activities or cash flow from financing activities, as previously published.

8.       Adoption of IFRS 16 Leases

IFRS 16 was adopted with effect from January 1, 2019. Under the new standard, all lease contracts, with limited exceptions, are recognised in the financial statements by way of right-of-use assets and corresponding lease liabilities. Shell applied the modified retrospective transition method, and consequently comparative information is not restated. As a practical expedient, no reassessment was performed of contracts that were previously identified as leases, and contracts that were not previously identified as containing a lease applying IAS 17 Leases and IFRIC 4 Determining whether an Arrangement contains a Lease. At January 1, 2019, additional lease liabilities were recognised for leases previously classified as operating leases applying IAS 17. These lease liabilities were measured at the present value of the remaining lease payments, discounted using entity-specific incremental borrowing rates at January 1, 2019. In general, a corresponding right-of-use asset was recognised for an amount equal to each lease liability, adjusted by the amount of any prepaid or accrued lease payment relating to the specific lease contract, as recognised on the balance sheet at December 31, 2018. Provisions for onerous lease contracts at December 31, 2018 were adjusted to the respective right-of-use assets recognised at January 1, 2019.

The reconciliation of differences between the operating lease commitments disclosed under the prior standard and the additional lease liabilities recognised on the balance sheet at January 1, 2019 is as follows:

LEASE LIABILITIES RECONCILIATION

$ million
Undiscounted future minimum lease payments under operating leases at December 31, 2018	24,219
Impact of discounting¹	(5,167)
Leases not yet commenced at January 1, 2019	(2,586)
Short-term leases²	(277)
Long-term leases expiring before December 31, 2019²	(192)
Other reconciling items (net)	40
Additional lease liability at January 1, 2019	16,037
Finance lease liability at December 31, 2018	14,026
Total lease liability at January 1, 2019	30,063
1.	Under the modified retrospective transition method, lease payments were discounted at January 1, 2019 using an incremental borrowing rate representing the rate of interest that the entity within Shell that entered into the lease would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The incremental borrowing rate applied to each lease was determined taking into account the risk-free rate, adjusted for factors such as the credit rating of the contracting entity and the terms and conditions of the lease. The weighted average incremental borrowing rate applied by Shell upon transition was 7.2%.
2.	Shell has applied the practical expedient to classify leases for which the lease term ends within 12 months of the date of initial application of IFRS 16 as short-term leases. Shell has also applied the recognition exemption for short-term leases.

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Compared with the previous accounting for operating leases under IAS 17, the application of the new standard has a significant impact on the classification of expenditures and cash flows. It also impacts the timing of expenses recognised in the statement of income.

With effect from 2019, expenses related to leases previously classified as operating leases are presented under Depreciation, depletion and amortisation and Interest expense (in 2018 these were mainly reported in Purchases, Production and manufacturing expenses, and Selling, distribution and administrative expenses).

With effect from 2019, payments related to leases previously classified as operating leases are presented under Cash flow from financing activities (in 2018 these were reported in Cash flow from operating activities and Cash flow from investing activities).

The adoption of the new standard had an accumulated impact of $4 million in equity following the recognition of lease liabilities of $16,037 million and additional right-of-use assets of $15,558 million and reclassifications mainly related to pre-paid leases and onerous contracts previously recognised. The detailed impact on the balance sheet at January 1, 2019, is as follows:

CONDENSED CONSOLIDATED BALANCE SHEET

$ million
	December 31, 2018	IFRS 16 impact	January 1, 2019
Assets
Non-current assets
Intangible assets	23,586		23,586
Property, plant and equipment	223,175	15,558	238,733
Joint ventures and associates	25,329		25,329
Investments in securities	3,074		3,074
Deferred tax	12,097		12,097
Retirement benefits	6,051		6,051
Trade and other receivables¹	7,826	(814)	7,012
Derivative financial instruments⁴	574		574
	301,712	14,744	316,456
Current assets
Inventories	21,117		21,117
Trade and other receivables	42,431	69	42,500
Derivative financial instruments⁴	7,193		7,193
Cash and cash equivalents	26,741		26,741
	97,482	69	97,551
Total assets	399,194	14,813	414,007
Liabilities
Non-current liabilities
Debt	66,690	13,125	79,815
Trade and other payables²	2,735	(540)	2,195
Derivative financial instruments⁴	1,399		1,399
Deferred tax	14,837		14,837
Retirement benefits	11,653		11,653
Decommissioning and other provisions³	21,533	(347)	21,186
	118,847	12,238	131,085
Current liabilities
Debt	10,134	2,912	13,046
Trade and other payables	48,888	(23)	48,865
Derivative financial instruments⁴	7,184		7,184
Taxes payable	7,497		7,497
Retirement benefits	451		451
Decommissioning and other provisions³	3,659	(318)	3,341
	77,813	2,571	80,384
Total liabilities	196,660	14,809	211,469
Equity attributable to Royal Dutch Shell plc shareholders	198,646	4	198,650
Non-controlling interest	3,888		3,888
Total equity	202,534	4	202,538
Total liabilities and equity	399,194	14,813	414,007
1.	Mainly in respect of pre-paid leases.
2.	Mainly related to operating lease contracts that were measured at fair value under IFRS 3 Business Combinations following the acquisition of BG in 2016.
3.	Mainly in respect of onerous contracts.
4.	See Note 6 “Derivative financial instruments and debt excluding lease liabilities”.

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ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

Impact of IFRS 16 Leases

IFRS 16 Leases primarily impacts the following key measures of Shell’s financial performance: Segment earnings; Cash flow from operating activities; Cash flow from operating activities excluding working capital movements; Free cash flow; Capital investment and Cash capital expenditure; Operating expenses; Gearing; and Return on average capital employed.

As explained in Note 8 “Adoption of IFRS 16 Leases”, in accordance with Shell’s use of the modified retrospective transition method, comparative information for prior years is not restated, and continues to be presented as reported under IAS 17.

Additional information is provided in this section of the report to provide indicative impacts of Shell’s transition from IAS 17 to IFRS 16. In addition to the IFRS 16 reported basis, impacted Alternative Performance Measures are presented on an IAS 17 basis, to enable like-for-like comparisons between 2019 and 2018. For 2019, information on an IAS17 basis represents estimates for the purpose of transition.

A.	Identified items

Identified items comprise: divestment gains and losses, impairments, fair value accounting of commodity derivatives and certain gas contracts, redundancy and restructuring, the impact of exchange rate movements on certain deferred tax balances, and other items. These items, either individually or collectively, can cause volatility to net income, in some cases driven by external factors, which may hinder the comparative understanding of Shell’s financial results from period to period. The impact of identified items on Shell’s CCS earnings is shown as follows:

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	24

IDENTIFIED ITEMS

Quarters			$ million	Full year
Q4 2019	Q3 2019	Q4 2018		2019	2018
			Identified items before tax
128	2,039	927	– Divestment gains/(losses)	2,611	3,283
(2,941)	(509)	(438)	– Impairments	(4,155)	(1,020)
616	47	1,639	– Fair value accounting of commodity derivatives and certain gas contracts	602	1,145
(59)	6	(32)	– Redundancy and restructuring	(132)	(203)
(333)	—	(167)	– Other	(770)	(116)
(2,589)	1,584	1,929	Total identified items before tax	(1,844)	3,089
			Tax impact
(16)	(283)	(12)	– Divestment gains/(losses)	(441)	(219)
700	79	22	– Impairments	993	(92)
(90)	44	(472)	– Fair value accounting of commodity derivatives and certain gas contracts	48	(282)
13	(4)	(4)	– Redundancy and restructuring	44	53
29	(106)	19	– Impact of exchange rate movements on tax balances	(69)	(338)
(108)	—	164	– Other	100	218
529	(271)	(283)	Total tax impact	674	(660)
			Identified items after tax
111	1,756	915	– Divestment gains/(losses)	2,170	3,064
(2,240)	(430)	(416)	– Impairments	(3,162)	(1,112)
526	91	1,167	– Fair value accounting of commodity derivatives and certain gas contracts	650	863
(46)	2	(36)	– Redundancy and restructuring	(89)	(150)
29	(106)	19	– Impact of exchange rate movements on tax balances	(69)	(338)
(441)	—	(3)	– Other	(670)	102
(2,060)	1,313	1,646	Impact on CCS earnings	(1,170)	2,429
			Of which:
(89)	(77)	1,216	Integrated Gas	(326)	2,045
(1,564)	815	(280)	Upstream	(549)	23
(331)	421	787	Downstream	(404)	34
(76)	154	(77)	Corporate	109	327
—	—	—	Impact on CCS earnings attributable to non-controlling interest	22	—
(2,060)	1,313	1,646	Impact on CCS earnings attributable to shareholders	(1,192)	2,429

The reconciliation from income attributable to RDS plc shareholders to CCS earnings attributable to RDS plc shareholders excluding identified items is shown on page 4.

The categories above represent the nature of the items identified irrespective of whether the items relate to Shell subsidiaries or joint ventures and associates. The after-tax impact of identified items of joint ventures and associates is fully reported within “Share of profit of joint ventures and associates” in the Consolidated Statement of Income, and fully reported as “identified items before tax” in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of “underlying operating expenses” (Reference G).

Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period, or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.

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Impacts of exchange rate movements on tax balances represent the impact on tax balances of exchange rate movements arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).

Other identified items represent other credits or charges Shell’s management assesses should be excluded to provide additional insight, such as the impact arising from changes in tax legislation and certain provisions for onerous contracts or litigation. Q4 2019 reflects a charge associated with an update of an Australian deferred tax asset and the impact of a reduction in the discount rate used for provisions.

B.	Basic CCS earnings per share

Basic CCS earnings per share is calculated as CCS earnings attributable to Royal Dutch Shell plc shareholders (see Note 2), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).

C.	Capital investment and Cash capital expenditure

Capital investment is a measure used to make decisions about allocating resources and assessing performance. It comprises Capital expenditure, Investments in joint ventures and associates and Investments in equity securities, exploration expense excluding well write-offs, leases recognised in the period and other adjustments.

The definition reflects two changes with effect from January 1, 2019, for simplicity reasons. Firstly, “Investments in equity securities” now includes investments under the Corporate segment and is aligned with the line introduced in the Consolidated Statement of Cash Flows from January 1, 2019. Secondly, the adjustments previously made to bring the Capital investment measure onto an accruals basis no longer apply. Comparative information has been revised.

“Cash capital expenditure” is introduced with effect from January 1, 2019, to monitor investing activities on a cash basis, excluding items such as lease additions which do not necessarily result in cash outflows in the period. The measure comprises the following lines from the Consolidated Statement of Cash flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.

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The reconciliation of “Capital expenditure” to “Cash capital expenditure” and “Capital investment” is as follows. Information for 2019 is also presented on an “IAS 17 basis” to enable like-for-like performance comparisons with 2018.

Quarters				$ million	Full year
Q4 2019	Q4 2019	Q3 2019	Q4 2018		2019	2019	2018
As reported	IAS 17 basis	As reported	As revised		As reported	IAS 17 basis	As revised
6,707	6,936	5,992	7,147	Capital expenditure	22,971	23,624	23,011
112	112	30	208	Investments in joint ventures and associates	743	743	880
65	65	76	75	Investments in equity securities	205	205	187
6,883	7,113	6,098	7,430	Cash capital expenditure	23,919	24,572	24,078
				Of which:
1,323	1,331	894	1,262	Integrated Gas	4,299	4,310	3,819
2,795	3,016	2,639	3,636	Upstream	10,277	10,916	12,582
2,624	2,624	2,454	2,418	Downstream	8,926	8,928	7,408
141	141	111	114	Corporate	418	418	269
469	469	244	400	Exploration expense, excluding exploration wells written off	1,137	1,136	889
860	83	1,902	49	Leases recognised in the period	4,494	1,594	452
(209)	(209)	(484)	—	Other adjustments	(762)	(762)	(541)
8,003	7,456	7,759	7,879	Capital investment	28,788	26,542	24,878
				Of which:
1,602	1,473	2,303	1,350	Integrated Gas	6,706	6,030	4,259
3,186	3,218	2,452	3,986	Upstream	11,075	11,138	12,785
3,071	2,624	2,870	2,429	Downstream	10,542	8,956	7,565
143	141	134	114	Corporate	465	418	269

D.	Divestments

Following completion of the $30 billion divestment programme for 2016-18, the Divestments measure was discontinued with effect from January 1, 2019.

E.	Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs. Shell uses two ROACE measures: ROACE on a Net income basis and ROACE on a CCS basis excluding identified items.

Both measures refer to Capital employed which consists of total equity, current debt and non-current debt. Information for 2019 is also presented on an “IAS 17 basis” to enable like-for-like performance comparisons with 2018.

ROACE on a Net income basis

In this calculation, the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period. The after-tax interest expense is calculated using the effective tax rate for the same period.

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$ million	Quarters
	Q4 2019	Q4 2019	Q3 2019	Q4 2018
	As reported	IAS 17 basis	As reported	As reported
Income - current and previous three quarters	16,433	16,645	20,989	23,906
Interest expense after tax - current and previous three quarters	3,024	2,441	3,115	2,513
Income before interest expense - current and previous three quarters	19,457	19,086	24,105	26,419
Capital employed – opening	295,398	279,357	279,864	283,477
Capital employed – closing	286,887	271,226	281,505	279,358
Capital employed – average	291,142	275,292	280,684	281,417
ROACE on a Net income basis	6.7%	6.9%	8.6%	9.4%

ROACE on a CCS basis excluding identified items

In this calculation, the sum of CCS earnings excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period. The after-tax interest expense is calculated using the effective tax rate for the same period.

This definition reflects two changes with effect from January 1, 2019. Firstly, the calculation considers “CCS earnings excluding identified items” instead of “CCS earnings attributable to Royal Dutch Shell plc shareholders excluding identified items” used under the previous definition. This change ensures consistency with the basis for average capital employed. Secondly, the calculation adds back the after-tax interest expense. This change is made for consistency with peers. Comparative information has been revised.

$ million	Quarters
	Q4 2019	Q4 2019	Q3 2019	Q4 2018
	As reported	IAS 17 basis	As reported	As revised
CCS earnings - current and previous three quarters	15,827	16,039	22,284	24,364
Identified items - current and previous three quarters	(1,170)	(1,170)	2,536	2,429
Interest expense after tax – current and previous three quarters	3,024	2,441	3,115	2,513
CCS earnings excluding identified items before interest expense - current and previous three quarters	20,021	19,650	22,864	24,448
Capital employed – average	291,142	275,292	280,684	281,417
ROACE on a CCS basis excluding identified items	6.9%	7.1%	8.1%	8.7%

F.	Gearing

Gearing is a key measure of Shell’s capital structure and is defined as net debt as a percentage of total capital. Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.

Information for 2019 is also presented on an “IAS 17 basis” to enable like-for-like performance comparisons with 2018.

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$ million	Quarters
	Q4 2019	Q4 2019	Q3 2019	Q4 2018
	As reported	IAS 17 basis	As reported	As reported
Current debt	15,064	11,803	12,812	10,134
Non-current debt	81,360	68,964	76,112	66,690
Total debt¹	96,424	80,767	88,924	76,824
Add: Debt-related derivative financial instruments: net liability/(asset)	701	701	1,013	1,273
Add: Collateral on debt-related derivatives: net liability/(asset)	23	23	148	72
Less: Cash and cash equivalents	(18,054)	(18,054)	(15,417)	(26,741)
Net debt	79,094	63,437	74,668	51,428
Add: Total equity	190,463	190,459	192,580	202,534
Total capital	269,557	253,896	267,249	253,962
Gearing	29.3%	25.0%	27.9%	20.3%

1.	Includes lease liabilities of $30,537 million at December 31, 2019, $31,085 million at September 30, 2019, and finance lease liabilities of $14,026 million at December 31, 2018.

G.	Operating expenses

Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses. Underlying operating expenses measures Shell’s total operating expenses performance excluding identified items.

Information for 2019 is also presented on an “IAS 17 basis” to enable like-for-like performance comparisons with 2018.

Quarters				$ million	Full year
Q4 2019	Q4 2019	Q3 2019	Q4 2018		2019	2019	2018
As reported	IAS 17 basis	As reported	As reported		As reported	IAS 17 basis	As reported
7,247		6,002	6,803	Production and manufacturing expenses	26,438		26,970
2,831		2,429	3,162	Selling, distribution and administrative expenses	10,493		11,360
306		219	314	Research and development	962		986
10,384	10,920	8,650	10,279	Operating expenses	37,893	39,791	39,316
				Of which identified items:
(58)	(58)	7	(28)	(Redundancy and restructuring charges)/reversal	(130)	(130)	(187)
(333)	(333)	—	(104)	(Provisions)/reversal	(639)	(639)	(104)
—	—	—	—	Other	(131)	(131)	—
(391)	(391)	7	(132)		(900)	(900)	(291)
9,993	10,529	8,657	10,147	Underlying operating expenses	36,993	38,891	39,025

H.	Free cash flow

Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing the business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.

Cash flows from acquisition and divestment activities are removed from Free cash flow to arrive at the Organic free cash flow, a measure used by management to evaluate the generation of free cash flow without these activities.

Information for 2019 is also presented on an “IAS 17 basis” to enable like-for-like performance comparisons with 2018.

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Quarters				$ million	Full year
Q4 2019	Q4 2019	Q3 2019	Q4 2018		2019	2019	2018
As reported	IAS 17 basis	As reported	As reported		As reported	IAS 17 basis	As reported
10,267	8,720	12,252	22,021	Cash flow from operating activities	42,179	37,807	53,085
(4,862)	(4,718)	(2,130)	(5,312)	Cash flow from investing activities	(15,779)	(16,059)	(13,659)
5,405	4,002	10,122	16,709	Free cash flow	26,400	21,748	39,426
2,135	2,135	3,979	2,538	Less: Cash inflows related to divestments[1]	7,871	7,871	10,465
106	106	4	437	Add: Tax paid on divestments (reported under "Other investing cash outflows")	187	187	482
551	551	484	71	Add: Cash outflows related to inorganic capital expenditure[2]	1,400	1,400	1,740
3,928	2,525	6,630	14,679	Organic free cash flow[3]	20,116	15,464	31,183
1.	Cash inflows related to divestments includes Proceeds from sale of property, plant and equipment and businesses, Proceeds from sale of joint ventures and associates, and Proceeds from sale of equity securities as reported in the Consolidated Statement of Cash Flows.

2.	Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions and restructuring activities as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.

3.	Free cash flow less inflows related to divestments, adding back outflows related to inorganic expenditure.

I.	Cash flow from operating activities excluding working capital movements

Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.

Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.

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Information for 2019 is also presented on an “IAS 17 basis” to enable like-for-like performance comparisons with 2018.

Quarters				$ million	Full year
Q4 2019	Q4 2019	Q3 2019	Q4 2018		2019	2019	2018
As reported	IAS 17 basis	As reported	As reported		As reported	IAS 17 basis	As reported
10,267	8,720	12,252	22,021	Cash flow from operating activities	42,179	37,807	53,085
				Of which:
3,457	3,064	4,224	5,786	Integrated Gas	15,311	14,079	14,617
4,185	3,968	4,448	6,869	Upstream	19,528	18,715	22,661
2,304	1,373	3,205	8,794	Downstream	7,296	4,975	13,928
321	315	375	572	Corporate	44	38	1,879
(546)	(546)	813	7,694	(Increase)/decrease in inventories	(2,635)	(2,635)	2,823
(2,448)	(2,448)	2,644	8,421	(Increase)/decrease in current receivables	(921)	(921)	1,955
961	961	(3,289)	(7,014)	Increase/(decrease) in current payables	(1,223)	(1,223)	(1,336)
(2,033)	(2,033)	168	9,101	(Increase)/decrease in working capital	(4,779)	(4,779)	3,442
12,300	10,753	12,083	12,920	Cash flow from operating activities excluding working capital movements	46,958	42,586	49,643
				Of which:
4,017	3,624	4,271	6,597	Integrated Gas	14,828	13,597	16,281
4,998	4,781	4,722	5,149	Upstream	20,488	19,674	21,917
3,294	2,363	3,169	1,224	Downstream	11,916	9,595	10,764
(9)	(15)	(80)	(50)	Corporate	(274)	(280)	681

CAUTIONARY STATEMENT

All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this announcement may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to Royal Dutch Shell plc and subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as "associates". The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

This announcement contains forward-looking statements (within the meaning of the US Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as "aim", "ambition", "anticipate", "believe", "could", "estimate", "expect", "goals", "intend", "may", "objectives", "outlook", "plan", "probably", "project", "risks", "schedule", "seek", "should", "target", "will" and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2018 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, January 30, 2020. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

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This Report contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

This announcement contains inside information.

January 30, 2020

The information in this Report reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

Contacts:

- Linda M. Coulter, Company Secretary

- Investor Relations: International + 31 (0) 70 377 4540; North America +1 832 337 2034

- Media: International +44 (0) 207 934 5550; USA +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Inside Information

APPENDIX

PORTFOLIO DEVELOPMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

Portfolio Developments for the three and nine months ended September 30, 2019, can be found in Royal Dutch Shell plc Form 6-K filed with the SEC on October 31, 2019. Portfolio Developments for the six months ended June 30, 2019, can be found in Royal Dutch Shell plc Form 6-K filed with the SEC on August 2, 2019.

LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED DECEMBER 31, 2019

▪	Cash and cash equivalents increased to $18.1 billion at December 31, 2019, from $15.4 billion at September 30, 2019.

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▪	Cash flow from operating activities was an inflow of $10.3 billion for the fourth quarter 2019, mainly driven by fourth quarter 2019 earnings partially offset by a negative movement in working capital.

▪	Cash flow from investing activities was an outflow of $4.9 billion, mainly driven by capital expenditure of $6.7 billion.

▪	Cash flow from financing activities was an outflow of $3.1 billion, mainly driven by dividend payments to Royal Dutch Shell plc shareholders of $3.7 billion, repurchases of shares of $2.8 billion partially offset by net new borrowings of $5.6 billion.

▪	Total current and non-current debt increased to $96.4 billion at December 31, 2019, compared with $88.9 billion at September 30, 2019. Total debt excluding leases increased by $8.0 billion and the carrying amount of leases decreased by $0.5 billion. In the fourth quarter 2019, Shell issued $4.0 billion of debt under the US shelf registration and €3.0 billion under the Euro medium-term note programmes.

▪	Cash dividends paid to Royal Dutch Shell plc shareholders were $3.7 billion in the fourth quarter 2019 compared with $3.9 billion the fourth quarter 2018.

▪	Dividends of $0.47 per share are announced on January 30, 2020, in respect of the fourth quarter 2019. These dividends are payable on March 23, 2020. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2018 for additional information on the dividend access mechanism.

LIQUIDITY AND CAPITAL RESOURCES FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2019

▪	Cash and cash equivalents decreased to $18.1 billion at December 31, 2019, from $26.7 billion billion at December 31, 2018.

▪	Cash flow from operating activities was an inflow of $42.2 billion for the twelve months ended December 31, 2019, mainly driven by earnings and partially offset by a negative movement in working capital.

▪	Cash flow from investing activities was an outflow of $15.8 billion for the twelve months ended December 31, 2019, mainly driven by capital expenditure of $23.0 billion.

▪	Cash flow from financing activities was an outflow of $35.2 billion for the twelve months ended December 31, 2019, mainly driven by dividend payments to Royal Dutch Shell plc shareholders of $15.2 billion, repurchases of shares of $10.2 billion and net repayments of debt of $3.4 billion.

▪	Total current and non-current debt increased to $96.4 billion at December 31, 2019, compared with $76.8 billion at December 31, 2018. Total debt excluding leases increased by $3.1 billion and the carrying amount of leases increased by $16.5 billion mainly due to the adoption of IFRS 16. In the twelve months ended December 31,2019, Shell issued $4.0 billion of debt under the US shelf registration and €3.0 billion under the Euro medium-term note programmes.

▪	Cash dividends paid to Royal Dutch Shell plc shareholders were $15.2 billion for the twelve months ended December 31, 2019, compared with $15.7 billion for 2018.

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CAPITALISATION AND INDEBTEDNESS

The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at December 31, 2019. This information is derived from the Unaudited Condensed Consolidated Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
December 31, 2019
Equity attributable to Royal Dutch Shell plc shareholders	186,476

Current debt	15,064
Non-current debt	81,360
Total debt[A]	96,424
Total capitalisation	282,900

[A] Of the total carrying amount of debt at December 31, 2019, $65.7 billion was unsecured, $30.7 billion was secured and $56.3 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc with its debt guaranteed by Royal Dutch Shell plc (December 31, 2018: $53.1 billion).

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